

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 1 2007

SEC FILE NUMBER
8-22651

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

677 Washington Blvd.
(No. and Street)

Stamford	**CT**	**06901**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Daniel T. McIsaac **(203) 719-8308**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

We, Daniel T. McIsaac and Colin Parry, affirm that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of UBS Securities LLC (the "Company"), as of December 31, 2006, is true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Colin Parry
Managing Director of North America Operations

Daniel T. McIsaac
Executive Director and Chief Financial Officer

Notary Public

My Commission Expires
February 28, 2010

This report contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Members' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
( ) (o) Independent auditor's report on internal control.
( ) (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.
( ) (q) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
( ) (r) Computation for Determination of PAIB Reserve Requirements for Broker-Dealers.

Affirmation

We, Daniel T. McIsaac and Colin Parry, affirm that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of UBS Securities LLC (the "Company"), as of December 31, 2006, is correct and such will be made available to all members and allied members in our organization.

Colin Parry
Allied Member

Daniel T. McIsaac
Allied Member

UBS Securities LLC

Statement of Financial Condition

December 31, 2006

Contents



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members of
UBS Securities LLC

We have audited the accompanying statement of financial condition of UBS Securities LLC (the "Company"), as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 23, 2007

UBS Securities LLC
Statement of Financial Condition
December 31, 2006
(In Thousands)

Assets		
Cash		$ 355,633
Receivables from customers		8,273,669
Receivables from brokers, dealers and clearing organizations		21,020,931
Securities borrowed		251,959,630
Securities purchased under agreements to resell		132,253,311
Securities owned, at fair value	$ 110,958,372	
Securities owned, pledged as collateral, at fair value	42,383,215	
Total securities owned		153,341,587
Securities received as collateral		2,238,025
Exchange memberships, at cost (fair value $64,490)		45,518
Goodwill and intangible assets (net of accumulated amortization of $39,601)		971,518
Dividends and interest receivable		3,213,917
Other assets		1,685,047
		$ 575,358,786
Liabilities and members' equity		
Short-term borrowings		$ 32,368,246
Payables to customers		44,838,972
Payables to brokers, dealers and clearing organizations		6,694,350
Securities loaned		52,089,264
Securities sold under agreements to repurchase		345,032,153
Securities sold, not yet purchased, at fair value		59,366,928
Obligation to return securities received as collateral		2,238,025
Dividends and interest payable		3,021,986
Other liabilities and accrued expenses		13,891,648
		559,541,572
Subordinated borrowings		7,300,000
Members' equity		8,517,214
		$ 575,358,786

See accompanying notes.

1. Organization

UBS Securities LLC (the "Company"), is an indirect wholly-owned subsidiary of UBS AG (the "Parent"). The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), the National Association of Securities Dealers, Inc. and other principal exchanges. In addition, the Company is a registered futures commission merchant and a member of certain major United States commodity exchanges. The Company is also a primary dealer in U.S. Government securities and provides a full range of investment banking services, including corporate finance, mergers and acquisitions, capital markets, trading and sales, fixed income, equity research and prime brokerage operations.

UBS Americas Inc. and UBS Financial Services Inc., direct and indirect wholly owned subsidiaries of the Parent, respectively, own all of the Company's Preferred Members' Shares outstanding. UBS Americas Inc., together with the Parent, owns all of the Company's Class A and B Members' Shares. See Note 8 for additional information.

2. Significant Accounting Policies

Customers' securities and commodities transactions are recorded on a settlement date basis. Proprietary securities and commodities transactions are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased are stated at fair value. Fair value generally is based on published market prices or other relevant factors, including dealer price quotations and pricing models which take into account time value, volatility and other factors underlying the securities.

The Company securitizes various consumer and commercial financial assets. As a result of these securitizations, it may temporarily retain one or more beneficial interests in the securitized assets, including senior and subordinated tranches, interest-only strips or other residual interests ("retained interests"). Retained interests are recorded in securities owned at their current fair value. The fair value of retained interests is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions.

2. Significant Accounting Policies (continued)

Securities purchased under agreements to resell and securities sold under agreements to repurchase generally are collateralized by U.S. Government, agency and mortgage-backed securities and are carried at the amounts at which the securities will be subsequently resold or repurchased. Open repurchase and resale transactions are presented net in the accompanying Statement of Financial Condition where net presentation is permitted. It is the Company's policy to take possession of securities purchased under agreements to resell. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate. Counterparties are principally primary dealers of U.S. Government securities and financial institutions.

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. To the extent that the Company receives securities collateral in exchange for securities lent, such transactions are included in securities received as collateral and obligation to return securities as collateral in the Statement of Financial Condition. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on repurchase and resale contract amounts, securities borrowed and loaned transactions, and interest bearing trading assets and liabilities included in securities owned and securities sold, not yet purchased. Dividends are accrued on equity securities owned and securities sold, not yet purchased on ex-dividend date. Such interest and dividends are included in dividends and interest receivable, and dividends and interest payable on this Statement of Financial Condition.

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the useful lives of the assets, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life. Fixed assets are included in the Company's Statement of Financial Condition as a component of other assets.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

Goodwill and intangible assets, with indefinite lives, are not amortized. Instead, these assets are subject to annual impairment tests. There was no impairment to goodwill and intangible assets with indefinite lives during 2006. Intangible assets with useful lives, consisting of customer relationships, totaling $80,000 (less accumulated amortization of $24,667) are amortized over ten years and are included net in other assets.

The Company is a limited liability company that is treated as a partnership for U.S. tax purposes. As such, it is generally not subject to Federal or State income taxes as taxable income and losses and deductions flow through to the Class A and B Members. The Company is subject to New York City Unincorporated Business Tax ("UBT").

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 154, "Accounting Changes and Error Corrections - a Replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154"). The pronouncement requires that all voluntary changes in accounting principle be reported by retrospectively applying the principle to all prior periods that are presented in the Statement of Financial Condition. The Company adopted the provisions of SFAS No. 154 on January 1, 2006, as required. The adoption of SFAS No. 154 did not have a material impact on the Company's Statement of Financial Condition.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Instruments, an amendment of FASB Statements No. 133 and 140" ("SFAS No. 155"). SFAS No. 155 permits the Company to elect to measure any hybrid financial instrument at fair value, with changes in fair value recognized in net revenue, if the hybrid instrument contains an embedded derivative that would otherwise require bifurcation under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. SFAS No. 155 is effective after the beginning of an entity's first fiscal year that begins after September 15, 2006, with early adoption permitted in certain circumstances. At adoption of SFAS No. 155, any difference between the total carrying amount of the individual components of an existing hybrid instrument and the fair value of the combined hybrid financial instrument is recognized as a cumulative-effect adjustment to beginning retained earnings. The Company did not elect to early adopt SFAS No. 155 and, therefore, will adopt the new standard as of January 1, 2007. The Company is currently assessing the impact SFAS No. 155 will have on its Statement of Financial Condition.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets", ("SFAS No. 156"). SFAS No. 156 addresses the accounting for recognized servicing assets and servicing liabilities related to certain transfers of the servicer's financial assets and for acquisitions or assumptions of obligations to service financial assets that do not relate to the financial assets of the servicer and its related parties. SFAS No. 156 requires that all recognized servicing assets and servicing liabilities are initially measured at fair value and subsequently measured at either fair value or by applying an amortization method for each class of recognized servicing assets and servicing liabilities. SFAS No. 156 is effective in fiscal years beginning after September 15, 2006. The adoption of SFAS No. 156 is not expected to have a material impact on the Company's Statement of Financial Condition.

In April 2006, the FASB issued FASB Staff Position FIN 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)" ("FSP FIN 46(R)-6"). FSP FIN 46(R)-6 addresses the application of FIN 46(R), "Consolidation of Variable Interest Entities", in determining whether certain contracts or arrangements with a variable interest entity ("VIE") are variable interests by requiring companies to base their evaluation on an analysis of the VIE's purpose and design, rather than their legal form or accounting classification. The Company adopted FSP FIN 46(R)-6 effective as of July 1, 2006, and the adoption of FSP FIN 46(R)-6 did not have a material impact on the Company's Statement of Financial Condition.

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109" ("FIN 48"), which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax position. FIN 48 is effective for years commencing after December 15, 2006. The Company is currently evaluating the impact of FIN 48 on its Statement of Financial Condition. However, the Company does not expect FIN 48 to have a material effect on its Statement of Financial Condition.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

In September 2006, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 requires quantification of financial statement misstatements based on the effects of the misstatements on the Company's financial statements and related disclosures. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material effect on the Company's Statement of Financial Condition.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands the required disclosures about an entity's fair value measurements. Additionally, SFAS No. 157 eliminates the requirement to defer calculated profit or loss on transaction values that include unobservable inputs ('Day 1 profit and loss') and eliminates the use of block discounts for securities traded in an active market. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 should be applied prospectively upon initial adoption, except for the provisions that eliminate prior measurement guidance regarding block discounts and Day 1 profit or loss. Those changes should be applied retrospectively as an adjustment to the opening balance of retained earnings in the period of adoption. The Company is currently assessing the impact SFAS No. 157 will have on its Statement of Financial Condition.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", an amendment of FASB Statements No. 87, 88, 106 and 132(R) ("SFAS No. 158"). SFAS No. 158 requires plan sponsors of postretirement benefit plans to recognize the funded status of their postretirement benefit plans as an asset or liability in its Statement of Financial Condition and to recognize changes in the funded status in the year in which the changes occur as a component of comprehensive income. In addition, SFAS No.158 requires employers to measure the funded status of its plans as of the date of its year-end Statement of Financial Condition. SFAS No. 158 also requires additional disclosures regarding amounts included in accumulated other comprehensive income. SFAS No. 158 is effective as of the end of fiscal years ending after December 15, 2006, and, as such, the Company has adopted the provisions of SFAS No. 158 for its fiscal year ending December 31, 2006. Further information regarding the adoption of SFAS No. 158 can be found in Note 6.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

The preparation of Statement of Financial Condition is in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results may differ from those estimates.

3. Cash and Securities Segregated Under Federal Regulations

Included in cash at December 31, 2006 is $32,560 of cash segregated and secured in accordance with federal and other regulations. In addition, U.S. Government obligations with a market value of $10,275,000, which are primarily included in securities purchased under agreements to resell on the Statement of Financial Condition, have been segregated in an account reserved for the exclusive benefit of customers under SEC Rule 15c3-3.

4. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2006, securities owned and securities sold, not yet purchased by the Company are as follows:

	Owned	Sold
U.S. Government and agency obligations	$ 51,181,744	$ 49,387,931
Mortgage-backed obligations	36,362,664	1,121
Corporate debt, including convertible securities	44,914,803	3,154,195
Equities and warrants	11,887,179	5,803,354
Options	944,266	848,076
State and municipal obligations	5,950,198	172,155
Money market mutual funds	2,096,393	-
Money market and commercial paper	4,340	96
	$ 153,341,587	$ 59,366,928

In accordance with the Commodity Exchange Act, the Company is required to segregate and hold in separate accounts all monies, securities and property received as margin and to guarantee or secure the trades or contracts of customers in regulated commodities. Additionally, the Company uses cash and securities to meet unregulated commodity margin requirements and clearing organization deposits. The amount of securities segregated for regulatory purposes or deposited with clearing organizations, which is included in securities owned, amounted to $3,108,966 at December 31, 2006.

4. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Securities owned, pledged as collateral, represents proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others. The Company also pledges securities owned, at fair value, as collateral to counterparties on terms that do not permit the counterparty to sell or repledge the securities, which amounted to $104,151,329 at December 31, 2006.

Securities sold, not yet purchased, represents obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the Statement of Financial Condition.

5. Financial Instruments

Financial instruments recorded at fair value on the Company's Statement of Financial Condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, receivables from and payables to customers, short-term borrowings, and subordinated borrowings. All financial instruments carried at contract amounts either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company's customer activities involve the execution, settlement, and financing of various securities transactions. In addition, the Company executes and clears customer and affiliated customer transactions for the purchase and sale of commodity futures contracts and options on futures contracts. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or contrabrokers are unable to meet the terms of the contracted obligations.

5. Financial Instruments (continued)

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's or broker's obligations. The Company seeks to control the risk associated with these activities by requiring customers or brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or reduce positions, when necessary.

The Company enters into collateralized resale and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

In the normal course of business, the Company obtains securities under resale, securities borrowed, and custody agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2006, the Company obtained securities with a fair value of approximately $489,767,821 on such terms, of which substantially all have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under short sales.

Derivative Financial Instruments

Derivatives are financial instruments, whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded as a standardized contract on an exchange or an individually negotiated contract in an over the counter market. The Company's derivative transactions are primarily in the form of options, futures and forwards. The Company records its derivative activities at fair value.

5. Financial Instruments (continued)

Derivative Financial Instruments (continued)

In the normal course of business, the Company enters into transactions for delayed-delivery, "to-be-announced" ("TBA"), and when-issued securities for which unrealized gains of $532,472 and unrealized losses of $552,345 are recorded in other assets and other liabilities and accrued expenses, respectively, in the Statement of Financial Condition at December 31, 2006. A large portion of the Company's derivative financial instruments are TBA mortgage securities requiring forward settlement. As a principal in the mortgage-backed securities business, the Company has outstanding forward purchase and sale agreements committing the Company to receive or deliver mortgage-backed securities. These forward contracts are generally short term with maturity or settlement dates ranging from 30 to 120 days.

The Company enters into transactions in option, futures, and forward contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk, and in connection with its normal proprietary trading activities.

Futures and forward contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. The principal counterparty to foreign currency forward contracts is an affiliate.

For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

The Company enters into economic hedge transactions, mainly consisting of interest rate swaps, directly with an affiliate. These transactions are used to hedge against interest rate risk associated with mortgage and asset backed securities, which are included in securities owned on the Statement of Financial Condition. The Company does not apply hedge accounting as defined in FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, as all financial instruments are marked to market. These derivative contracts are short term in nature as they are settled and reset monthly.

(In Thousands, except share data)

6. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan sponsored by the Parent that provides retirement benefits to eligible employees. Effective December 2, 2001, the defined benefit pension plan was closed to new employees, and new employees were automatically enrolled into the new defined contribution plan and will earn retirement contributions based on 4% of eligible compensation, subject to certain limitations prescribed by the Internal Revenue Code, beginning January 1, 2002. In addition, existing employees as of December 1, 2001 made an election either to participate in the new defined contribution plan as of January 1, 2002 or to remain in the defined benefit pension plan.

The Company participates in Parent sponsored postretirement medical, dental, and life insurance plans. Postretirement medical and dental is contributory, with retiree contributions adjusted annually and contains other cost sharing features such as deductibles and coinsurance. The postretirement life insurance plan is non-contributory. With respect to postretirement medical and dental, the Parent's policy is to fund the liability in amounts determined at the discretion of management. With respect to postretirement life insurance, the Parent's policy is to pay premiums as required by the carrier.

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 required the Company to recognize the funded status (i.e., the difference between the fair value of plan (the Parent's sponsored non-contributory defined benefit pension plan and the postretirement medical, dental, and life insurance plans – collectively the "Plans") assets and the projected benefit obligations) of its Plans in the December 31, 2006 Statement of Financial Condition, with a corresponding adjustment to accumulated other comprehensive income. The adjustment to other comprehensive income at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition obligation of the Plans. Actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit costs in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic benefit costs on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS No. 158.

(In Thousands, except share data)

6. Employee Benefit Plans (continued)

The incremental effects of adopting the provisions of SFAS No. 158 on all of the above mentioned Parent plans on the Company's Statement of Financial Condition at December 31, 2006 are presented in the following table.

	At December 31, 2006		
	Prior to Adopting SFAS No. 158	Effect of Adopting SFAS No. 158	As Reported At December 31, 2006
Accrued pension liability	$ 30,274	$ 38,358	$ 68,632
Accumulated other comprehensive income	$ -	$ 38,358	$ 38,358

The Company also participates in a defined contribution 401(k) plan of the Parent.

7. Employee Incentive Plans

Selected personnel are required to defer a portion of their performance-related compensation. Beginning with the 2004 performance year (for awards granted in March 2005), 100% of this deferred amount will be awarded in shares of the Parent. Under predecessor offerings of this plan, awards were made in shares of the Parent, stock options and/or alternative investment vehicles. These alternative investment vehicles are generally money market funds, mutual funds or other Parent sponsored funds. The final vesting of these plans will occur in March 2008.

The Company sponsors other deferred compensation plans for selected employees. Generally, contributions are made on a tax deferred basis. Participants are allowed to invest in alternative investment vehicles. No additional Company match is granted and the plan is generally not forfeitable.

Under long term incentive plans, certain key employees are granted options to purchase parent shares at a price not less than the fair value of the shares on the date the option is granted. Long term stock options vest ratably over three years (subject to location-specific blocking rules). Expiration of the options is generally ten years.

(In Thousands, except share data)

7. Employee Incentive Plans (continued)

The Company offers a share purchase plan. The Equity Plus Plan provides eligible employees the opportunity to purchase actual Parent shares at fair market value on the purchase date and receive two options on Parent shares for each share purchased, up to a maximum limit. The options have a strike price equal to the fair market value of the stock on the date the option is granted. Share purchases can be made annually from bonus compensation, or quarterly based on regular deductions from salary. Shares purchased under this plan are fully vested but are restricted from sale for two years from the time of purchase, and the options granted have a two-year vesting requirement and expire ten years after the date of grant.

A number of Parent share award plans contain clauses which permit the employee to voluntarily terminate employment and continue to vest in their awards provided they do not join a competitor. The Company recognizes these costs in the year of performance, net of the expected forfeiture rate which approximated 2.8% at December 31, 2006. For all other plans where the aforementioned clause does not exist, the Company determines the fair value of share and option awards on the date of grant, and will be expensed over the vesting period.

Awards are granted to employees by the Parent and are settled by the Parent.

With respect to the fair value of option awards, the Company uses a mix of implied and historic volatility instead of solely historic volatility and specific employee behavior patterns based on statistical data instead of a single expected life input.

The fair value of options granted during 2006 was determined using the following assumptions (in CHF):

Awards	Weighted-Average	Range Low	Range High
Expected volatility (%)	25.38	22.51	27.18
Risk free interest rate (%)	2.15	1.96	2.68
Expected dividend	2.26	1.76	2.83
Strike price	71.19	65.13	77.33
Share price	70.16	65.13	76.25

(In Thousands, except share data)

7. Employee Incentive Plans (continued)

The valuation technique takes into account the specific terms and conditions under which the share options are granted such as the vesting period, forced exercised during the lifetime, and gain and time dependent exercise behavior.

8. Members' Equity

At December 31, 2006, Members' Equity reported on the Statement of Financial Condition includes 470 of Class A Members' Shares, 541 of Class B Members' Shares and 1,283 of Preferred Members' Shares, all of which were held by the Parent, UBS Americas Inc., or UBS Financial Services Inc. The Preferred Members' Shares are non-voting and have preference over the payment of dividends of the Company's Class A and B Members' Shares. Dividends on the Preferred Members' Shares are cumulative and payable quarterly at the London Interbank Offered Rate (LIBOR). The Company, with prior written approval of the NYSE, may redeem at any time, any or all of the Preferred Members' Shares outstanding at par value plus an amount equal to accrued and unpaid dividends through redemption date.

9. Commitments and Contingencies

The Company is committed to pay rent for office space under non-cancellable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. The Company has various lease renewal options ranging from five to eight years for substantially all of its leased space, beginning with lease agreements expiring in January of 2007. The minimum annual rental payments are expected to be reduced by various sublease agreements.

Expected minimum annual rental payments and sublease income are as follows:

	Minimum Annual Rental Payments	Minimum Sublease Income
2007	$ 31,655	$ 11,743
2008	30,965	11,878
2009	28,780	12,022
2010	27,074	12,177
2011	15,176	–
Thereafter	71,162	–

9. Commitments and Contingencies (continued)

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments at December 31, 2006.

The Company is a defendant in two purported securities class actions brought in the U.S. District Court of the Northern District of Alabama by holders of stock and bonds in Healthsouth Corporation. In addition, the Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's Statement of Financial Condition.

10. Related Party Transactions

Pursuant to various service fee arrangements, the Company provides and receives services to and from affiliates. The related receivable and payable, which are included in other assets and other liabilities and accrued expenses in the Statement of Financial Condition, were $339,444 and $112,215, respectively, as of December 31, 2006.

The Company primarily uses office space leased by the Parent, and is charged accordingly under the aforementioned service fee arrangements.

The Company clears commodity transactions through affiliates. In addition, affiliates clear certain customer and proprietary securities transactions through the Company.

The Company enters into securities and foreign exchange transactions with affiliates in the normal course of business.

(In Thousands, except share data)

10. Related Party Transactions (continued)

As of December 31, 2006, the Company had balances with affiliates as follows:

	Assets	Liabilities
Cash (including segregated and secured funds)	$ 60,252	$ -
Amounts with customers	432,130	5,823,145
Amounts with brokers, dealers and clearing organizations	15,624,341	931,445
Securities borrowed/loaned	3,746,964	45,001,483
Resale/repurchase agreements	26,234,586	106,816,901
Short-term borrowings	-	32,104,230
Accrued interest	211,180	794,173
Other assets/liabilities and accrued expenses	350,536	100,204

Short-term borrowings are due on demand.

11. Subordinated Borrowings

The Company has subordinated borrowings with UBS Americas Inc, consisting of term loans of $375,000 maturing on the first day of January 2007, $525,000 maturing on December 31, 2010, $750,000 maturing on December 31, 2012, and $250,000 maturing on December 31, 2013.

The Company also has revolving subordinated loan agreements with UBS Americas Inc. These agreements provide revolving credit lines of $4,450,000 through December 31, 2009 and $3,600,000 through December 31, 2013, with final maturity at December 31, 2010 and December 31, 2014, respectively. As of December 31, 2006, the Company has drawn down all of the $4,450,000 and $950,000 of the $3,600,000.

All subordinated borrowings have been approved by the NYSE and the CBOT and thus are available in computing regulatory net capital (see Note 13).

(In Thousands, except share data)

12. Sales of Financial Assets in Securitizations

During the year ended December 31, 2006, the Company securitized (i.e., transformed owned financial assets into securities through sales transactions) securities and other financial assets, principally mortgage-backed and asset-backed securities, acting as lead or co-manager. The Company's continuing involvement in these securitization transactions was primarily limited to the temporary retention of various security interests. Proceeds received from these securitizations were $34.8 billion.

At December 31, 2006, the Company retained $2.8 billion in residential mortgage securities backed by the Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC), and $570.0 million in primarily Collateral Debit Obligations (CDO). These retained interests are generally valued using observable market prices. In addition, at December 31, 2006, certain special purpose entities ("SPEs") did not meet the requirements to be considered a "qualifying special purpose entities" under Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". As a result, $10.5 billion of loans held within the SPEs had to be re-established on the books and records of an affiliate, with a corresponding receivable to reflect the cash flows from the underlying loans included in receivables from brokers, dealers, and clearing organizations, and the related issue debt included in other liabilities and accrued expenses in the Statement of Financial Condition.

13. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or the risk based capital requirement under the Commodity Exchange Act. At December 31, 2006, the Company had net capital of $3,755,849, which was $2,851,246 in excess of the required net capital of $904,603. The Company's ratio of net capital to aggregate debit items was 16%.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company is also subject to certain conditions imposed by the Federal Reserve Board, including limitations on certain activities with affiliates.

(In Thousands, except share data)

14. Acquisition of Trading Operations from Affiliates

In January 2006, the Company acquired certain trading operations and related net assets as part of the Municipal Services Group from UBS Financial Services, Inc., a wholly owned subsidiary of UBS Americas, Inc. Personnel associated with the trading operation transferred to the Company as well. The Company issued $335.0 million preferred shares to finance the purchase of intangible assets with indefinite lives associated with these operations and certain fixed assets.

15. Formation of Investment Management Business

During 2006, a new alternative investment management company, Dillon Read Capital Management ("DRCM") was formed, which is an indirect wholly-owned subsidiary of the Parent and an affiliate of the Company. DRCM's core function is to be an investment manager for principal finance and commercial real estate hedge funds. In connection with this, certain principal finance credit arbitrage and commercial real estate businesses were transferred from the Parent's Investment Banking Division to the Global Asset Management Division. As a result, certain headcount were transferred and related trading books were sold by the Company to DRCM and related DCRM controlled finance companies ("CFC"). Approximately $46.0 billion and $11.0 billion of securities owned, and securities sold, not yet purchased, respectively, were sold from the Company to the CFCs.

16. ABN AMRO Futures and Options Integration

During 2006, the Parent entered into an agreement to acquire the global futures and options business of ABN AMRO. A portion of this business, along with headcount was integrated into the Company, which allowed the Company to build on its strengths and significantly expand its client base and product offering. Any goodwill arising from this acquisition will reside at the Parent. On the date of the acquisition, total assets and liabilities acquired approximated $4.2 billion. Included in these totals were approximately $3.2 billion in securities owned and securities purchased under agreements to resell, and approximately $3.6 billion in payable to customers.

END